Exhibit 99.1


                                        February 5, 2004



            [WILDER RICHMAN HISTORIC PROPERTIES II, L.P. LETTERHEAD]

                             LETTER TO UNIT HOLDERS



     Re:    Wilder Richman Historic Properties II, L.P.
            -------------------------------------------

Dear unit holder:

     As you may know, a tender offer (the "Everest Offer") to purchase up to 317 units, or approximately 40% of the outstanding units, of Wilder Richman Historic Properties II, L.P. (the "Partnership") has been announced by Everest Investors 14, LLC ("Everest") at a purchase price of $13,000 per unit (the "Offer Price"). The Partnership has filed with the Securities and Exchange Commission (the "SEC") a statement on Schedule 14D-9 relating to the Everest Offer. A copy of that Schedule 14D-9, which you should read carefully, is enclosed with this letter.

     Through the ownership of interests in three operating limited partnerships, the Partnership is the indirect owner of the 433-unit apartment complex in Jersey City, New Jersey, known as Dixon Mill (the "Property"). Assuming no significant further deterioration of the national or local economies, your general partner is optimistic about the long-term prospects of the Property, but makes no recommendation as to whether you should tender your units pursuant to the Everest Offer. Your general partner recognizes that each unit holder's personal financial situation is unique, and while some unit holders may prefer to liquidate their investment now, others may prefer to continue to hold their interests in the Partnership, and for the Partnership to continue to hold the Property, with a goal of maximizing potential benefits. Unit holders are strongly urged to consult with their own tax and financial advisors in order to reach their own decision as to these matters.

     Each unit holder should carefully consider all of the circumstances and available information. Considerations that could affect a unit holder's decision about the Everest Offer may include, but are by no means limited to, the following:

     o If a unit holder tenders to Everest at $13,000 per unit in cash now, and the full unit is purchased, the unit holder, while foregoing the potential for a higher purchase price or annual cash distributions from operations, will avoid the risk that the Property may not be sold in the near future or that future annual distributions are not made. Also, unit holders may have different views over whether to take an assured amount in the Everest Offer of $13,000 per unit in cash now or to receive potentially higher tender offers or additional distributions, including if the Property is sold. The Partnership and your general partner believe that unit holders should make their own decision on whether to tender based upon their personal investment strategy, their current need for investment liquidity, the degree of risk that they wish to assume regarding the possibility of a sale of the Property, the individual tax consequences of tendering in the Everest Offer or continuing to hold the units and other relevant personal considerations.

     o If a unit holder does not tender its units, and either another tender offer is made at a

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          higher price (the Everest Offer is the second tender offer for units in less than a month) or a sale of the Property is completed, the unit holder could receive an amount of cash that exceeds the Offer Price. In 2002, the operating general partner received offers for the Property of approximately $33 million. Your general partner estimates that a sale at $33 million could result in net proceeds of approximately $13,000 per unit depending on the cash reserves on hand at the time of distribution. Your general partner has embarked upon a process to receive proposals for the sale of the Property in 2004 and will not know the highest proposed bid until the process is completed. The Partnership previously received a proposal from an affiliate of Everest that did not include a binding offer price per unit but would have required the Partnership to provide such affiliate with an exclusive due diligence period. It is possible that future offers for the Property could be made at higher prices and, if consummated, could result in distributions to investors in an amount in excess of the Offer Price. It is also possible that future offers could be at lower prices. The factors on which the sale price depends would likely include the results of a potential buyer's diligence, conditions in the housing market in which the Property is located, interest rates and other financing costs and general business and economic conditions. The size of the distribution would also depend on the amount of cash the Property had generated for the Partnership from operations prior to sale, which amount is expected to be larger the later in the year a sale were to occur.

          In its offer to purchase, Everest stated that one of its purposes in making the Everest Offer was so that it could be in a position, together with its affiliates, to prevent any sale of the Property without its consent. If Everest accepts all of the 317 units that it is offering to acquire in the Everest Offer, Everest and its affiliates will hold 52% of the outstanding Units and any sale of the Property would require their consent.

     o If a unit holder does tender all of its units, the unit holder will not receive any cash distributions. The Partnership receives cash distributions from the operating limited partnerships in which it is invested, which in turn depend on the operating cash flow of the Property. The general partner of the operating limited partnerships has indicated that it intends to make an annual analysis of cash flow performance when considering the amount of cash distributions to the Partnership. Last year, the Partnership made a cash distribution of $1,325 per unit, or approximately 10.2% of the Offer Price. The Partnership can provide no assurance of the amount or timing of future distributions from operating cash flow.

          A unit holder will not receive any distributions from the Partnership for units tendered in the Everest Offer. If the Partnership were to make a distribution after Everest became the owner of the units, Everest would receive that distribution. If the Partnership were to make a distribution prior to the time that Everest became the owner of the units, Everest has said that it will reduce the per unit amount of cash paid in the Everest Offer by the per unit amount of the distribution.

     o As the Everest Offer is only for 317 units, unit holders who tender in the offer may retain a portion of the units if the Everest Offer is over-subscribed. Everest has provided unit holders with the option of requiring it to accept all or none of their tendered units. If the Everest Offer is over-subscribed and the unit holder selected this option, Everest will not accept any units tendered by the unit holder. However, if the unit holder did not select this option, it is possible that the unit holder would retain a portion of its units even if it had tendered all of its Units. Unit holders should therefore be aware that not all units tendered may be accepted for payment. Unit holders who do not tender all of their

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          units, or who tender all of their units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the units or portion of a unit that they continue to hold.

     o All unit holders are advised to consult with their own tax advisers concerning the tax consequences of tendering units in the Everest Offer. Unit holders should be aware that there could be different tax consequences depending upon whether all or only some of their units are purchased in the Everest Offer. If a unit holder sells only a portion of its units, the tendering unit holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale, as described in the documents relating to the Everest Offer. If a unit holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). There will be other tax consequences to individual unit holders as a result of accepting the Everest Offer or any other tender offer and those tax consequences could vary significantly for each unit holder based on such unit holder's unique tax situation or other circumstances.

     o Everest and its affiliates could acquire a controlling percentage of the outstanding units. Approximately 12% of the outstanding units are held by affiliates of Everest. If Everest accepts all of the 317 units for purchase, Everest and its affiliates will hold approximately 52% of the outstanding units and will be able control the outcome of any vote requiring the approval of a majority of unit holders, including the approval of a future sale of the Property and the removal of your general partner.

     The foregoing are only some of the considerations that may be relevant to unit holders. These and certain other matters are mentioned in greater detail in the enclosed Schedule 14D-9.

     Your decision is not required immediately. The Everest Offer is scheduled to expire on February 20, 2004. All unit holders are advised to carefully consider the Everest Offer.

                                    Very truly yours,

                                    WILDER RICHMAN HISTORIC PROPERTIES II, LP

                                    By:   Wilder Richman Historic Corporation,
                                          General Partner


                                         /s/ Richard P. Richman
                                         ----------------------------
                                          Richard P. Richman
                                          President



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